Pipeline Data Inc.
                             1599 Washington Street
                               Braintree, MA 02184

                                January 4, 2005

VIA EDGAR AND BY FACSIMILIE
Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Mr. Owen Pinkerton

          Re:   Request for Withdrawal of Pipeline Data Inc.
                Registration Statement on Form SB-2
                File No. 333-119291
                Filed on September 27, 2004

Dear Mr. Pinkerton:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby request, on behalf of our company Pipeline Data Inc. (the "Company"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form SB-2 initially filed with the Commission on September 27, 2004 (File No. 333-119291) (the "Registration Statement"), effective upon the date of filing of this letter with the Commission. We wish to refile a new registration statement only with respect to shares underlying the principal amount of the convertible note as to which loan proceeds are unrestricted as of the date of the filing of the new registration statement. In accordance with our conversation with the Commission, we shall refile this registration statement today.

     Should you have any questions or comments, please do not hesitate to call our attorney, Sheila Corvino, 802-867-0112.


                                Very truly  yours,

                                /s/ MacAllister Smith
                                MacAllister Smith